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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   ---------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                   IBP, INC.
                               (Name of Issuer)

                                 Common Stock
                                $0.05 PAR VALUE
                        (Title of Class of Securities)

                                   ---------

                                   449223106
                                (CUSIP Number)

                             George R. Bason, Jr.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                            Tel. No.: 212 450 4340
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               November 3, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                                   ---------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement. [ ]


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


                                  SCHEDULE 13D

CUSIP No. 449223106                                            Page 1 of 1 Page

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*

       Not applicable
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Switzerland
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                                            7   SOLE VOTING POWER

                                                See Item 5
                                           ------------------------------------
                                            8   SHARED VOTING POWER

                                                See Item 5
        NUMBER OF SHARES                   ------------------------------------
      BENEFICIALLY OWNED BY                 9   SOLE DISPOSITIVE POWER
      EACH REPORTING PERSON
              WITH                              See Item 5
                                           ------------------------------------
                                           10   SHARED DISPOSITIVE POWER

                                                See Item 5
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       See Item 5
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
       CERTAIN SHARES*

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       See Item 5
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  14   TYPE OF REPORTING PERSON*

       BK, HC, OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The Reporting Person (as defined below) hereby amends and supplements the Report on Schedule 13D, originally filed on October 11, 2000 (the "Schedule 13D") with respect to the shares of common stock, $0.05 par value (the "Shares") of IBP, inc. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     All references in the Schedule 13D to Donaldson, Lufkin & Jenrette, Inc. or to the defined term "DLJ", to the extent not otherwise amended by this Amendment No. 1, are hereby amended to refer instead to Credit Suisse First Boston (USA), Inc. and to the defined term "CSFB-USA", respectively.

     Item 2. Identity and Background.

     The response set forth in Item 2 of the Schedule 13D is hereby amended as follows:

     (i) by deleting the first paragraph and replacing it with the following:

     This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

     Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, is a wholly owned subsidiary of the Bank. As of November 3, 2000, Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, became a direct wholly owned subsidiary of CSFBI and was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA") and the following entities became indirect subsidiaries of CSFBI:
(1) Rawhide Holdings Corporation, a Delaware corporation, ("Rawhide Holdings"),
(2) Rawhide Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Rawhide Holdings ("Rawhide Acquisition "); (3) DLJ Merchant Banking Partners III, L.P., a Delaware corporation ("Partners III"); (4) DLJ Offshore Partners III, C.V., a Netherlands Antilles limited partnership ("Offshore III"); (5) DLJMB Funding III, Inc., a Delaware corporation ("Funding III"); (6) DLJ Merchant Banking III, L.P., a Delaware limited partnership ("MBIII LP"); (7) DLJ Merchant Banking III, Inc., a Delaware corporation ("MBIII Inc."); (8) DLJ ESC II L.P., a Delaware limited partnership ("ESC II");
(9) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); and
(10) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI" and together with the previously listed entities, the "DLJ Entities"). In addition, as of November 3, 2000, Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a registered broker-dealer, became a wholly owned subsidiary of CSFB-USA.

     (ii) by deleting the thirteenth through seventeenth paragraphs and replacing them with the following:

     The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is: Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

     CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own Shares, and such Shares are not reported in this statement on Schedule 13D. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.

     (iii) by deleting the second sentence of the eighteenth paragraph and the nineteenth through twenty-first paragraphs and replacing them with the following:

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of CSFB-USA, those DLJ Entities that are corporations, the CSFB business unit and CSFBC are set forth on Schedules A through I, respectively, attached hereto, each of which is incorporated by reference herein.

     During the past five (5) years none of the Reporting Person, the Bank, CSFB-USA, the DLJ Entities, CSFBI, CSFBC nor, to the best knowledge of any of such persons, any of the other persons listed on Schedules A through I attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     Item 5. Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the third through fifth paragraphs and replacing them with the following:

     As the sole stockholder of DLJCI, CSFB-USA may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Rawhide Shares that may be deemed to be owned beneficially by DLJCI. As the sole stockholder of CSFB-USA, the Bank, on behalf of the Reporting Person, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Rawhide Shares that may be deemed to be beneficially owned indirectly by CSFB-USA. Each of CSFB-USA and the Reporting Person disclaims beneficial ownership of the Rawhide Shares.

     In addition, in the ordinary course of the Reporting Person's business, certain subsidiaries of CSFB-USA hold an aggregate of approximately 197,130 Shares in investment advisory and brokerage accounts and CSFBC holds approximately 98,611 Shares in proprietary trading and investment accounts.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1 of the Schedule 13D is hereby deleted in its entirety.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2000

                                       Credit Suisse First Boston, acting solely
                                         on behalf of the Credit Suisse First
                                         Boston business unit


                                       By: /s/ Lindsay Hollister
                                          -------------------------------------
                                          Name:  Lindsay Hollister
                                          Title: Director

                                   SCHEDULES

     Schedules G through M are deleted in their entirety and replaced with the following:

                                                                     Schedule G

                       Executive Officers and Directors
                                      of
                    Credit Suisse First Boston (USA), Inc.


     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), formerly known as Donaldson, Lufkin & Jenrette, Inc. The business address of CSFB-USA is 11 Madison Avenue, New York, New York 10010.

Name and Title                             Business Address        Principal Occupation                    Citizenship
---------------------------------------    --------------------    ------------------------------------    -------------
Joe L. Roby                                11 Madison Avenue       Chairman of the Credit Suisse           USA
Board Member                               New York, NY 10010      First Boston

Allen Wheat                                11 Madison Avenue       Chairman of the Executive               USA
President and Chief Executive              New York, NY 10010      Board and President and Chief
Officer and Board Member                                           Executive Officer of Credit
                                                                   Suisse First Boston and Member
                                                                   of the Executive Board of Credit
                                                                   Suisse Group

Anthony F. Daddino                         11 Madison Avenue       Chief Administrative Officer of         USA
Chief Financial and Administrative         New York, NY 10010      Credit Suisse First Boston
Officer and Board Member

Brady W. Dougan                            11 Madison Avenue       Head of Equities of Credit              USA
Division Head-Equities and Board           New York, NY 10010      Suisse First Boston
Member

D. Wilson Ervin                            11 Madison Avenue       Head of Strategic Risk                  USA
Head of Strategic Rick                     New York, NY 10010      Management of Credit Suisse
Management                                                         First Boston

David C. Fisher                            11 Madison Avenue       Chief Financial Officer of              USA
Chief Financial Officer                    New York, NY 10010      Credit Suisse First Boston

Gates H. Hawn                              11 Madison Avenue       Head of Financial Services of           USA
Head of Financial Services and             New York, NY 10010      Credit Suisse First Boston
Board Member

Stephen A.M. Hester                        11 Madison Avenue       Head of Fixed Income of Credit          USA
Division Head-Fixed Income and             New York, NY 10010      Suisse First Boston
Board Member

Hamilton E. James                          11 Madison Avenue       Co-Head of Investment Banking           USA
Division Co-Head-Investment                New York, NY 10010      of Credit Suisse First Boston
Banking and Board Member

Christopher G. Martin                      11 Madison Avenue       Head of Technology, Operations          USA
Head of Technology, Operations             New York, NY 10010      and Finance of Credit Suisse
and Finance                                                        First Boston


                                       4


Name and Title                             Business Address        Principal Occupation                    Citizenship
---------------------------------------    --------------------    ------------------------------------    -------------
Joseph T. McLaughlin                       11 Madison Avenue       Executive Vice                          USA
General Counsel and Board                  New York, NY 10010      President--Legal and
Member                                                             Regulatory Affairs of Credit
                                                                   Suisse First Boston

Garrett M. Moran                           11 Madison Avenue       Head of Private Equity of Credit        USA
Head of Private Equity                     New York, NY 10010      Suisse First Boston

Robert C. O'Brien                          11 Madison Avenue       Chief Credit Officer of Credit          USA
Chief Credit Officer                       New York, NY 10010      Suisse First Boston

Richard E. Thornburgh                      11 Madison Avenue       Vice Chairman of the Executive          USA
Division Head-Finance,                     New York, NY 10010      Board and Chief Financial
Administration and Operations and                                  Officer of Credit Suisse First
Board Member                                                       Boston and Member of the
                                                                   Executive Board of Credit
                                                                   Suisse Group

Charles G. Ward, III                       11 Madison Avenue       Co-Head of Investment Banking           USA
Division Co-Head-Investment                New York, NY 10010      of Credit Suisse First Boston
Banking and Board Member

Lewis H. Wirshba                           11 Madison Avenue       Treasurer of Credit Suisse First        USA
Treasurer                                  New York, NY 10010      Boston

Robert M. Baylis                           11 Madison Avenue       Member of the Board of                  USA
Board Member                               New York, NY 10010      Directors for various unaffiliated
                                                                   companies and organizations

Philip K. Ryan                             11 Madison Avenue       Member of the Executive Board           USA
Board Member                               New York, NY 10010      and Chief Financial Officer of
                                                                   Credit Suisse Group

Maynard J. Toll, Jr.                       11 Madison Avenue       Retired Investment Banker;              USA
Board Member                               New York, NY 10010      Chairman, Edmund S. Muskie
                                                                   Foundation; President, Nelson &
                                                                   Toll Properties, Ltd.

                                                                     Schedule H

                 Executive Board Members and Executive Officers
                                      of
                              The Reporting Person

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the Reporting Person, as of October 31, 2000. The business address of the Reporting Person is 11 Madison Avenue, New York, New York 10010.

Name and Title                  Business Address                Principal Occupation                    Citizenship
----------------------------    ----------------------------    ------------------------------------    ----------------
Allen D. Wheat                  11 Madison Avenue,              Chief Executive Officer, Credit         USA
Chairman                        New York, NY 10010              Suisse First Boston and member
                                                                of the Executive Board, Credit
                                                                Suisse Group

Brady W. Dougan                 11 Madison Avenue,              Managing Director, Credit               USA
Board Member                    New York, NY 10010              Suisse First Boston Corporation

Christopher A. Goekjian         11 Madison Avenue,              President and Chief Executive           USA
Board Member                    New York, NY 10010              Officer, Credit Suisse Financial
                                                                Products
Stephen A.M. Hester             11 Madison Avenue,              Chief Financial Officer, Credit         United Kingdom
Board Member                    New York, NY 10010              Suisse First Boston, Inc.

Marc Hotimsky                   11 Madison Avenue,              Managing Director, Credit               United Kingdom
Board Member                    New York, NY 10010              Suisse First Boston Corporation

David C. Mulford                11 Madison Avenue,              Vice Chairman, Credit Suisse            United Kingdom
Board Member                    New York, NY 10010              First Boston, Inc. and Chairman
                                                                International, Credit Suisse First
                                                                Boston

Stephen E. Stonefield           Uetlibergstrasse 231, P.O.      Chairman of Pacific Region,             USA
Board Member                    Box 900, CH-8045 Zurich,        Credit Suisse First Boston
                                Switzerland

Franz K. von Meyenburg          Uetlibergstrasse 231, P.O.      Deputy Chairman of Europe,              Switzerland
Board Member                    Box 900, CH-8045 Zurich,        Credit Suisse First Boston
                                Switzerland

Charles G. Ward, III            11 Madison Avenue,              Head of Corporate and                   USA
Board Member                    New York, NY 10010              Investment Banking, Credit
                                                                Suisse First Boston Corporation

David A. DeNunzio               11 Madison Avenue,              Chief Executive Officer, Private        USA
Executive Officer               New York, NY 10010              Equity Division

John M. Hennessy                11 Madison Avenue,              Chairman, Private Equity                USA
Executive Officer               New York, NY 10010              Division

                                                                     Schedule I


                       Executive Officers and Directors
                                      of
                    Credit Suisse First Boston Corporation


     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Corporation ("CSFBC"). The business address of CSFBC is 11 Madison Avenue, New York, New York 10010.

Name and Title                           Business Address           Principal Occupation                      Citizenship
-------------------------------------    -----------------------    ------------------------------------    ----------------
Allen D. Wheat                           11 Madison Avenue,         Chief Executive Officer, Credit         USA
President, Chief Executive Officer       New York, NY 10010         Suisse First Boston and member
and Board Member                                                    of the Executive Board, Credit
                                                                    Suisse Group

Brady W. Dougan                          11 Madison Avenue,         Managing Director, Credit               USA
Managing Director and Board              New York, NY 10010         Suisse First Boston Corporation
Member

Carlos Onis                              11 Madison Avenue,         Managing Director, Credit               USA
Board Member                             New York, NY 10010         Suisse First Boston Corporation

Charles G. Ward, III                     11 Madison Avenue,         Managing Director, Credit               USA
Managing Director and Board              New York, NY 10010         Suisse First Boston Corporation
Member

Joseph T. McLaughlin                     11 Madison Avenue,         Executive Vice President for Legal      USA
Board Member                             New York, NY 10010         and Regulatory Affairs, Credit
                                                                    Suisse First Boston

Ken Miller                               11 Madison Avenue,         Vice Chairman, Credit Suisse            USA
Vice Chairman                            New York, NY 10010         First Boston Corporation

David C. Mulford                         11 Madison Avenue,         Vice Chairman, Credit Suisse            United Kingdom
Vice Chairman                            New York, NY 10010         First Boston, Inc. and Chairman
                                                                    International, Credit Suisse First
                                                                    Boston

Frank J. Decongelio                      11 Madison Avenue,         Managing Director, Credit               USA
Managing Director & Director of          New York, NY 10010         Suisse First Boston
Operations

Lori M. Russo                            11 Madison Avenue,         Vice President & Secretary,             USA
Vice President and Secretary             New York, NY 10010         Credit Suisse First Boston
                                                                    Corporation


                                       7


Lewis H. Wirshba                         11 Madison Avenue,         Treasurer, Credit Suisse First          USA
Managing Director and Treasurer          New York, NY 10010         Boston Corporation

Rochelle Pullman                         11 Madison Avenue,         Controller, Credit Suisse First         USA
Director and Controller                  New York, NY 10010         Boston Corporation

John Gallagher                           11 Madison Avenue,         Director,                               USA
Director and Director of Taxes           New York, NY 10010         Credit Suisse First Boston
                                                                    Corporation

Richard E. Thornburgh                    11 Madison Avenue,         Vice Chairman of the Executive          USA
Board Member                             New York, NY 10010         Board and Chief Financial
                                                                    Officer of Credit Suisse First
                                                                    Boston

Richard H. Butt                          11 Madison Avenue,         Vice Chairman, Credit Suisse            USA
Vice Chairman                            New York, NY 10010         First Boston Corporation

Steven Koch                              11 Madison Avenue,         Vice Chairman, Credit Suisse            USA
Vice Chairman                            New York, NY 10010         First Boston Corporation

Robert S. Murley                         277 W. Monroe Street,      Vice Chairman, Credit Suisse            USA
Vice Chairman                            Chicago, IL 60606          First Boston Corporation

Mark Patterson                           11 Madison Avenue          Vice Chairman, Credit Suisse            USA
Vice Chairman                            New York, NY 10010         First Boston Corporation

David C. Fisher                          11 Madison Avenue          Chief Finance Officer, Credit           USA
Chief Financial Officer                  New York, NY 10010         Suisse First Boston Corporation


                                       8